PROMISSORY NOTE

U.S. $8,800,000 Dated: December 18, 2001

FOR VALUE RECEIVED, the undersigned, Kenneth F. Swaisland (herein called "Swaisland") of, 2949 Palmerston Avenue, West Vancouver, B.C., Canada, V7V 2X2, promises to pay to A. Richard Bullock (herein called "Bullock") of, 19 Ferguson Drive, Belfast, Northern Ireland, BT4 2AZ, or any subsequent holder of this promissory note, the principal amount of Eight Million Eight Hundred Thousand ($8,800,000) Dollars of lawful money of the United States, in accordance with the following:

    Principal amount - The principal amount of this Promissory Note is U.S. $8,800,000.

    Interest - There is no interest bearing on the principal amount outstanding on this Promissory Note.

    Payment - The principal amount shall be payable by one-half of the net after -tax proceeds from the sale of Sun Power Corporation shares purchased from A. Richard Bullock pursuant to an agreement date December 18, 2001, and the remainder, if any, shall be paid on the date that is ten years plus one day from the date of the Share Purchase Agreement between Swaisland and Bullock, being December 19, 2011.

    Assignment - This Promissory Note is assignable by Bullock with prior written notice of such assignment to Swaisland at the address of Swaisland given above.

    Payment - The payment of any amounts due under this Promissory Note shall be made in such places as agreed to by Swaisland and Bullock, and failing such agreement, at the address of Bullock given above from time to time by Bullock to Swaisland.

    Governing Law - This Promissory Note shall be governed by and construed in accordance with the laws of Province of British Columbia.

/s/ Kenneth F. Swaisland

KENNETH F. SWAISLAND